Exhibit 12

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF CONSOLIDATED
EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Fiscal Year Ended December 31,
	2005	2004	2003
	(U.S. Dollars in thousands)

Earnings:
Income (loss) from continuing operations
(including dividends from less than 50%
owned affiliates) before income taxes, equity
in earnings of affiliates, and minority interests	$(8,517)	$(33,467)	$14,333
Fixed charges	5,257	4,880	5,554

Earnings (insufficient earning to cover fixed
charges)	$(3,260)	$(28,587)	$19,887

Fixed charges:
Interest	$5,257	$4,880	$5,531
Amortization of debentures expenses	--	--	23

Fixed charges	$5,257	$4,880	$5,554

Ratio of earnings (deficit) to fixed charges	(0.62:1)	(5.86:1)	(3.58:1)